UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Metromile, Inc.

(Name of Issuer)

Common Stock, par value $.00001

(Title of Class of Securities)

591697107

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591697107	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,802,234
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,802,234

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,234
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 591697107	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,802,234
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,802,234

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,234
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 591697107	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,802,234
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,802,234

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,234
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 591697107	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 6,802,234
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 6,802,234

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,234
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value (the “Shares”), of Metromile, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 425 Market Street #700, San Francisco, CA 94105.

Item 2.	identity and background

(a)       The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)       Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 6,802,234 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $19,186,083.39 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 6,802,234 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on November 15, 2021 that 127,741,367 Shares were issued and outstanding as of November 10, 2021.

(a)               As of the close of business December 10, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,802,234 Shares, which consisted of (i) 3,979,868 Shares held for the benefit of PRA Master Fund, (ii) 2,070,342 Shares held for the benefit of Constellation Fund; and (iii) 752,024 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.32% of the Shares.

(b)               As of the close of business December 10, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 6,802,234 Shares, which consisted of (i) 3,979,868 Shares held for the benefit of PRA Master Fund, (ii) 2,070,342 Shares held for the benefit of Constellation Fund; and (iii) 752,024 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.32% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on October 25, 2021:

On November 8, 2021, Metromile, Inc., a Delaware corporation (“Metromile”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Metromile, Lemonade, Inc., a Delaware corporation (“Lemonade”), Citrus Merger Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of Lemonade (“Acquisition Sub I”), and Citrus Merger Sub B, LLC, a Delaware limited liability company and a wholly owned subsidiary of Lemonade (“Acquisition Sub II”). The board of directors of Metromile (the “Metromile Board”) and the board of directors of Lemonade have each unanimously approved the Merger Agreement.

Pursuant to and on the terms and conditions set forth in the Merger Agreement, (i) Acquisition Sub I will merge with and into Metromile (the “First Merger,” and the effective time of the First Merger, the “First Effective Time”), with Metromile continuing as the surviving entity (the “Initial Surviving Corporation”) in the First Merger, and (ii) the Initial Surviving Corporation will merge with and into Acquisition Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Acquisition Sub II as the surviving entity and as a wholly owned subsidiary of Lemonade.

At the First Effective Time, each share of common stock of Metromile, par value $0.0001 per share (“Metromile Common Stock”), issued and outstanding immediately prior to the First Effective Time, will be converted into the right to receive 0.05263 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock of Lemonade, par value $0.00001 per share (“Lemonade Common Stock”).

At the First Effective Time, (i) each Metromile stock option that is held by an individual who, as of November 8, 2021, was not employed or providing services to Metromile or its subsidiaries shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) (1) the Lemonade stock price multiplied by the Exchange Ratio (the “Per Metromile Share Price”) less (2) the per share exercise price thereof, multiplied by (B) the total number of shares of Metromile Common Stock subject to such option; (ii) each other Metromile stock option shall be assumed by Lemonade and converted into a corresponding option with respect to Lemonade Common Stock (with the number of shares and exercise price thereof equitably adjusted based on the Exchange Ratio); (iii) each award of Metromile restricted stock units that (A) is held by any non-employee director of Metromile or (B) subject to performance vesting conditions shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to (1) the Per Metromile Share Price multiplied by (2) the number of shares of Metromile Common Stock subject to such award (in the case of any award subject to performance vesting conditions, based on actual performance as determined by the Compensation Committee of the Board of Directors of Metromile prior to the First Effective Time); (iv) each other award of Metromile restricted stock units shall be assumed by Lemonade and converted into a corresponding award with respect to Lemonade Common Stock (with the number of shares subject to such award equitably adjusted based on the Exchange Ratio); and (v) each Metromile warrant exercisable for Metromile Common Stock shall be assumed by Lemonade and converted into a corresponding warrant denominated in shares of Lemonade Common Stock (with the number of warrants and exercise price being adjusted based on the Exchange Ratio). Except as otherwise set forth above, each Metromile stock option, restricted stock unit award, and warrant assumed by Lemonade shall continue to have the same terms and conditions as applied immediately prior to the First Effective Time.

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 13, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2021

magnetar financial llc

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
11/9/2021	593,704	3.24685 (3)
11/10/2021	386,400	3.22748 (4)
11/11/2021	371,492	3.40899 (5)
11/12/2021	287,159	3.29105 (6)
11/15/2021	260,062	3.20770 (7)
11/16/2021	219,397	3.17284 (8)
11/17/2021	960,603	2.98815 (9)
11/18/2021	741,837	2.74105 (10)
11/19/2021	264,352	2.72964 11)
11/22/2021	97,055	2.64110 (12)
11/23/2021	23,700	2.56648 (13)
11/24/2021	225,572	2.65491 (14)
11/26/2021	201,210	2.66393 (15)
11/29/2021	245,883	2.61786 (16)
11/30/2021	125,552	2.55304 (17)
12/01/2021	201,598	2.39383 (18)
12/02/2021	405,210	2.36017 (19)
12/03/2021	395,814	2.25576 (20)
12/06/2021	270,205	2.28191 (21)
12/07/2021	464,267	2.44255 (22)
12/08/2021	61,162	2.41913 (23)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $3.24685 per share, at prices ranging from $3.19 to $3.35 per share.

(4) Reflects a weighted average purchase price of $3.22748 per share, at prices ranging from $3.18 to $3.35 per share.

(5) Reflects a weighted average purchase price of $3.40899 per share, at prices ranging from $3.26 to $3.49 per share.

(6) Reflects a weighted average purchase price of $3.29105 per share, at prices ranging from $3.22 to $3.46 per share.

(7) Reflects a weighted average purchase price of $3.20770 per share, at prices ranging from $3.17 to $3.30per share.

(8) Reflects a weighted average purchase price of $3.17284 per share, at prices ranging from $3.12 to $3.22 per share.

(9) Reflects a weighted average purchase price of $2.98815 per share, at prices ranging from $2.94 to $3.18 per share.

(10) Reflects a weighted average purchase price of $2.74105 per share, at prices ranging from $2.69 to $2.96 per share.

(11) Reflects a weighted average purchase price of $2.64110 per share, at prices ranging from $2.68 to $2.85 per share.

(12) Reflects a weighted average purchase price of $2.64110 per share, at prices ranging from $2.55 to $2.70 per share.

(13) Reflects a weighted average purchase price of $2.56648 per share, at prices ranging from $2.54 to $2.58 per share.

(14) Reflects a weighted average purchase price of $2.65491 per share, at prices ranging from $2.47 to $2.72 per share.

(15) Reflects a weighted average purchase price of $2.66393 per share, at prices ranging from $2.58 to $2.73 per share.

(16) Reflects a weighted average purchase price of $2.61786 per share, at prices ranging from $2.55 to $2.71 per share.

(17) Reflects a weighted average purchase price of $2.39383 per share, at prices ranging from $2.48 to $2.71 per share.

(18) Reflects a weighted average purchase price of $2.39383 per share, at prices ranging from $2.32 to $2.57 per share.

(19) Reflects a weighted average purchase price of $2.36017 per share, at prices ranging from $2.28 to $2.45 per share.

(20) Reflects a weighted average purchase price of $2.25576 per share, at prices ranging from $2.21 to $2.43 per share.

(21) Reflects a weighted average purchase price of $2.28191 per share, at prices ranging from $2.11 to $2.33 per share.

(22) Reflects a weighted average purchase price of $2.44255 per share, at prices ranging from $2.34 to $2.48 per share.

(23) Reflects a weighted average purchase price of $2.41913 per share, at prices ranging from $2.36 to $2.47 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 13, 2021, among the Reporting Persons.